Form 10-K, Exhibit 13
period 2001-12-31
WESTERN MASSACHUSETTS ELECTRIC CO
filed 2002-05-08
CIK 106170

Exhibit 13.3

                          2001 Annual Report

         Western Massachusetts Electric Company and Subsidiary

                                 Index


Contents                                                           Page
--------                                                           ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................           1

Report of Independent Public Accountants..................          11

Consolidated Statements of Income.........................          13

Consolidated Statements of Comprehensive Income...........          13

Consolidated Balance Sheets...............................         14-15

Consolidated Statements of Common Stockholder's Equity....          16

Consolidated Statements of Cash Flows.....................          17

Notes to Consolidated Financial Statements................          18

Selected Consolidated Financial Data......................          38

Consolidated Quarterly Financial Data (Unaudited).........          38

Consolidated Statistics (Unaudited).......................          39

Preferred Stockholder and Bondholder Information..........      Back Cover




Western Massachusetts Electric Company and Subsidiary

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

FINANCIAL CONDITION
-------------------

Overview
--------

Western Massachusetts Electric Company's (WMECO or the company) earnings before preferred dividends totaled $15 million in 2001, compared with $35.3 million in 2000 and $2.9 million in 1999. WMECO is an operating company in the Northeast Utilities system (NU system) and is wholly owned by Northeast Utilities (NU). Earnings at WMECO decreased primarily because the sale of Millstone three months into 2001 removed a significant source of earnings as compared with 2000.

Future Outlook
--------------

In 2001, as a result of completing industry restructuring, WMECO has evolved into an energy delivery company, delivering electricity to customers that is produced by other companies and sometimes bought by customers through intermediaries. Customers in Massachusetts currently have the option of choosing alternative power suppliers or relying on WMECO to acquire the power for them through standard offer service. WMECO renegotiated its standard offer supply contracts on an annual basis. As a result, in January 2001, WMECO instituted approximately a 17 percent overall rate increase for its customers taking standard offer service reflecting a sharp increase in prices paid to third-party suppliers during 2001. In December 2001, however, these rates were reduced by 14 percent, primarily reflecting a reduction in WMECO's standard offer service supply costs in 2002. The significant reduction in supply costs in 2002 will result in a material reduction in WMECO's operating revenues and purchased power costs in 2002, but should not have a significant impact on financial performance since electric supply costs are passed through to customers. As a result, WMECO expects that its financial performance will be relatively stable and predictable in 2002, absent significant adverse events, such as a catastrophic storm.

Liquidity
---------

The year 2001 was marked by tremendous inflows of cash into the NU system and WMECO as a result of the securitization of stranded costs and the sale of the Millstone units. WMECO's liquidity benefited from the issuance of $155 million in rate reduction certificates and the receipt of approximately $175 million from the sale of the Millstone units. The largest share of the proceeds from the Millstone sale was used for the repayment of debt and preferred securities. As a result, WMECO's combined short-term and long-term debt other than rate reduction bonds decreased to $160.4 million at the end of 2001 from $310 million at the end of 2000. WMECO repaid all of its preferred stock in 2001.

Of the $155 million of rate reduction certificates issued by WMECO, $99.7 million was related to the buyout of high-cost, long-term purchased-power contracts.

The remaining proceeds from the Millstone sale were used primarily to pay state and federal income taxes on the Millstone sale and return equity capital to NU parent. Including both return of capital and common dividends, WMECO paid $37 million to NU parent in 2001.

Primarily as a result of the Millstone sale and the issuance of rate reduction certificates, WMECO's consolidated capitalization ratio was significantly stronger at the end of 2001 than it was a year earlier. Including capital lease obligations, but excluding rate reduction bonds, as these bonds are nonrecourse to WMECO, WMECO's capitalization ratio was 51.6 percent debt and 48.4 percent common equity at the end of 2001, compared with
61.8 percent debt, 6.7 percent preferred securities and 31.5 percent common equity at the end of 2000. The improved capitalization ratio and lowered overall risk profile resulted in a series of upgrades of the NU system securities through 2001. At the end of 2001, senior debt ratings on WMECO's securities were A3 and BBB+. Overall, these ratings were the highest for WMECO securities in decades and are expected to continue to enhance WMECO's access to low-cost capital.

WMECO's net cash flows provided by operating activities decreased to $64.9 million in 2001, compared with $71.5 million in 2000 and $21.8 million in 1999. In 2001, cash flows provided by operating activities, decreased primarily due to industry restructuring and the Millstone sale in March 2001. The level of common dividends totaled $22 million in 2001, as compared to $12 million in 2000 and no common dividends in 1999. The level of preferred dividends decreased to $0.4 million in 2001, compared with $2.8 million in 2000 and $3.3 million in 1999, reflecting WMECO's reduced preferred stock outstanding. WMECO currently forecasts construction expenditures of up to $25 million for the year 2002.

Over the coming years, management expects WMECO to pay out substantially all of its earnings as dividends to the parent company. In 2002, WMECO may make additional dividend payments to NU to help achieve its target leverage ratio of approximately 55 percent, excluding rate reduction bonds. As of December 31, 2001, WMECO's capitalization included total debt of approximately 52 percent, excluding rate reduction bonds.

Current debt levels at WMECO are expected to remain stable in future years.

Capital investments in electric utility plant at WMECO totaled $30.9 million in 2001, as compared to $27.3 million in 2000. The company anticipates no material increase in capital expenditures in the next several years.

Restructuring and Rate Matters
------------------------------

Massachusetts has experienced a continued expansion in the number of customers securing their electric supply through competitive suppliers. In January 2001, WMECO instituted approximately a 17 percent overall rate increase for its customers taking standard offer service. The increase reflected a sharp increase, from approximately $0.045 per kilowatt-hour (kWh) to approximately $0.073 per kWh, in prices paid to third-party suppliers during 2001. In December 2001, however, the Massachusetts Department of Telecommunications and Energy approved approximately a 14 percent reduction in WMECO's overall rates for standard offer service customers, primarily reflecting a reduction in WMECO's standard offer service supply costs in 2002 to approximately $0.048 per kWh. The significant reduction in supply costs in 2002 will result in a material reduction in WMECO's operating revenues and purchased power costs in 2002, but should not have a significant impact on financial performance since electric supply costs are passed through to customers.

For further information regarding commitments and contingencies related to restructuring, see Note 10A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Regional Transmission Organization
----------------------------------

The Federal Energy Regulatory Commission (FERC) has required all transmission owning utilities, including WMECO, to voluntarily start forming regional transmission organizations (RTO) or to state why this process has not begun. In July 2001, the FERC stated that the three existing Northeastern Independent System Operators (ISO) (PJM, New York and New England) should work together to form one RTO. The FERC initiated a mediation effort between all interested parties to begin the process of forming such an entity.

NU has been discussing with the other transmission owners in the three pool area the potential to form an Independent Transmission Company (ITC). The ITC would be a for-profit entity and would perform certain transmission functions required by the FERC including tariff control, system planning and system operations. The remaining functions required by the FERC would be performed by the ISO and deal with the energy market and short-term reliability. Together, the ITC and ISO form the FERC desired RTO.

In January 2002, the New York and New England ISOs announced their intention to form an RTO. NU is working with the other transmission owners in these two power pools to create an ITC. The agreements needed to create the ITC and to define the working relationships among the ISO, the ITC and the transmission owners should be created in 2002 and will allow the ITC to begin operation shortly thereafter. The ITC and/or ISO will have the responsibility to collect the revenue requirements of each transmission owning entity from the market place through FERC approved tariffs. The creation of the ITC and/or RTO will require a FERC rate case and the impact on NU's return on equity as a result of this rate case cannot be estimated at this time.

Nuclear Plant Performance and Other Matters
-------------------------------------------

Vermont Yankee: In August 2001, the owners of Vermont Yankee announced they would sell the unit to an unaffiliated company for $180 million, including $145 million for the plant and materials and supplies and $35 million for the nuclear fuel. WMECO owns 2.5 percent of the unit, and under the terms of the sale, will continue to buy 2.5 percent of the plant's output through March 2012 at a range of fixed prices. The sale requires several regulatory approvals and is scheduled to close during the first half of 2002.

Millstone: On March 31, 2001, WMECO and The Connecticut Light and Power Company (CL&P) consummated the sale of Millstone 1 and 2 to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc. (DNCI). Additionally, WMECO, CL&P and Public Service Company of New Hampshire sold their ownership interests in Millstone 3 to DNCI. On October 5, 2001, NU issued a report, following an extensive search, concerning two missing fuel pins at the retired Millstone 1 nuclear unit, which was sold to DNCI on March 31, 2001. As of December 31, 2001, costs related to this search for WMECO totaled $1.3 million. The report concluded that the pins are currently located in one of four facilities licensed to store low or high-level nuclear waste and that they are not a threat to public health and safety. A follow-up review by the Nuclear Regulatory Commission (NRC) commenced shortly after the report was filed and resulted in a NRC sponsored public meeting on January 15, 2002. In February 2002, the NRC issued a written inspection report which concluded that NU's investigation was thorough and complete, and that its conclusions were reasonable and supportable.

Nuclear Decommissioning
-----------------------

In connection with the aforementioned sale of the Millstone units, DNCI has agreed to assume responsibility for decommissioning those units.

For further information regarding nuclear decommissioning, see Note 11, "Nuclear Decommissioning and Plant Closure Costs," to the consolidated financial statements.

Spent Nuclear Fuel Disposal Costs
---------------------------------

The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent nuclear fuel on January 31, 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. WMECO has the primary responsibility for the interim storage of its spent nuclear fuel prior to divestiture of its remaining operating nuclear unit, Vermont Yankee, as well as the three nuclear units currently undergoing decommissioning, Connecticut Yankee, Maine Yankee and Yankee Rowe.

For further information regarding spent nuclear fuel disposal costs, see Note 10C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

Other Matters
-------------

Critical Accounting Policies: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and at times difficult, subjective or complex judgments. Accounting policies related to the recoverability of certain regulatory assets and the assumptions used in developing the pension and postretirement benefit obligations are the accounting principles that management believes are critical and could have a significant impact on WMECO's consolidated financial statements.

     Regulatory Assets: The accounting policies of the NU system's regulated operating companies historically reflect the effects of the rate-making process in accordance with Statement of Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Through its cost-of-service rate regulated transmission and distribution business, WMECO is currently recovering its investments in long-lived assets, including regulatory assets, and management believes that the application of SFAS No. 71 to that portion of their business continues to be appropriate. Management must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, it is determined that any portion of these investments is no longer recoverable under SFAS No. 71, that portion would be written off. Such a write-off could have a material impact on WMECO's consolidated financial statements. Management currently believes that all long-lived assets, including regulatory assets, are recoverable.

     Pension and Postretirement Benefit Obligations: WMECO participates in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees and also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status, and net periodic benefit credit or cost is based on several significant assumptions. These assumptions primarily relate to the application of a discount rate, expected long-term rate of return and other trend rates. If these assumptions were changed, the resultant change in benefit obligations, fair values of plan assets, funded status, and net periodic benefit credits or costs could have a material impact on WMECO's consolidated financial statements.

For further information regarding these types of activities, see Note 1G, "Regulatory Accounting and Assets," and Note 8, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

Environmental Matters: The NU system, including WMECO, is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see
Note 10B, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 10, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments: Aggregated information regarding WMECO's contractual obligations and commercial commitments as of December 31, 2001, is summarized as follows:

-------------------------------------------------------------------------------
(Millions of Dollars)        2002   2003     2004     2005    2006    Totals
-------------------------------------------------------------------------------
Notes payable to banks      $50.0   $ -     $  -     $  -    $  -     $ 50.0
Operating leases              3.5    3.2      3.0      2.9     2.6      15.2
Long-term
   contractual
   obligations               10.7    10.4    10.9     10.9    10.1      53.0
-------------------------------------------------------------------------------
Totals                      $64.2   $13.6   $13.9    $13.8   $12.7    $118.2
-------------------------------------------------------------------------------

For further information regarding WMECO's contractual obligations and commercial commitments, see Note 2, "Short-Term Debt," Note 3, "Leases," and
Note 10E, "Long-Term Contractual Arrangements," to the consolidated financial statements.

Forward Looking Statements: This discussion and analysis includes forward looking statements, which are statements of future expectations and not facts including, but not limited to, statements regarding future earnings, refinancings, the use of proceeds from restructuring, and the recovery of operating costs. Words such as estimates, expects, anticipates, intends, plans, and similar expressions identify forward looking statements. Actual results or outcomes could differ materially as a result of further actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, developments in legal or public policy doctrines, technological developments, and other presently unknown or unforeseen factors.

RESULTS OF OPERATIONS
---------------------

The components of significant income statement variances for the past two years are provided in the table below.

                                         Income Statement Variances
                                            (Millions of Dollars)

                             2001 over/(under) 2000   2000 over/(under) 1999
                             ----------------------   ----------------------
                                Amount    Percent        Amount    Percent
                                ------    -------        ------    -------

Operating Revenues               $(35)       (7)%          $99        24%
                                 ----       ---            ---       ---
Operating Expenses:
Fuel, purchased and
  net interchange power            70        28             95        62
Other operation                    (9)      (12)           (26)      (25)
Maintenance                       (13)      (41)           (14)      (30)
Depreciation                       (4)      (22)           (10)      (36)
Amortization of
  regulatory assets, net           84        (a)            21        80
Taxes other than
  income taxes                     (6)      (26)            (3)      (14)
Gain on sale of
  utility plant                  (120)       (a)            22       100
                                 ----       ---            ---       ---
Total operating expenses            2         1             85        24
                                 ----       ---            ---       ---
Operating income                  (37)      (50)            14        24
Other income/(loss), net           (2)       (a)            22        (a)
Interest expense, net             (10)      (40)            (2)       (7)
                                 ----       ---            ---       ---
Income before income
  tax expense                     (29)      (57)            38        (a)
Income tax expense                 (9)      (57)             6        69
                                 ----       ---            ---       ---
Net Income/(loss)                $(20)      (58)%          $32        (a)
                                 ====       ===            ===       ===
(a) Percent greater than 100.

Operating Revenues
Operating revenues decreased by $35 million or 7 percent in 2001, primarily due to lower wholesale revenues ($85 million), partially offset by higher regulated retail revenues ($52 million). Wholesale revenues were lower primarily as a result of the sale of the Millstone units at the end of the first quarter of 2001 and lower sales of energy and capacity. Retail revenues increased primarily due to an increase in the standard offer service rate partially offset by lower retail sales. Retail sales decreased by 0.9 percent compared to 2000.

Operating revenues increased by $99 million or 24 percent in 2000, primarily due to higher wholesale and retail revenues. Wholesale revenues increased ($82 million) as a result of the sale of output from Millstone 2 and 3. Retail revenues increased by $11 million due to retail rate increases in late 1999 and early 2000. Retail sales compared to 1999 were flat.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense increased in 2001, primarily due to higher purchased energy costs associated with the standard offer supply.

Fuel, purchased and net interchange power expense increased in 2000, primarily due to the transition, under industry restructuring, of purchasing full requirements for customers from standard offer suppliers, in addition to the remaining fuel costs of the nuclear units and cogenerators.

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses decreased in 2001, primarily due to lower nuclear expenses ($29 million) as a result of the sale of the Millstone units at the end of the first quarter in 2001 and lower transmission and distribution expenses ($2 million), partially offset by higher administrative and general expenses ($10 million).

Other O&M expenses decreased in 2000, primarily due to lower spending at the nuclear units ($17 million), the decommissioning status of Millstone 1 ($7 million), lower administrative and general expenses ($14 million), lower fossil and hydroelectric expenses due to the sale of certain fossil generation assets, and the transfer of certain hydroelectric generation assets ($6 million), partially offset by higher transmission expenses ($4 million).

Depreciation
Depreciation expense decreased in 2001, primarily due to the elimination of decommissioning expenses as a result of the sale of the Millstone units at the end of the first quarter of 2001.

Depreciation decreased in 2000, primarily due to the effect of discontinuing SFAS No. 71 for the generation portion of the business and the resulting reclassification of depreciable nuclear plant balances to regulatory assets ($14 million), the sale of certain fossil generation assets and the transfer of certain hydroelectric generation assets.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased in 2001, primarily due to the amortization in 2001 related to the gain from the sale of Millstone ($120 million), partially offset by lower amortization of nuclear-related transition costs ($22 million) and the current deferral of transition costs ($23 million).

Amortization of regulatory assets, net increased in 2000, primarily due to changes in amortization levels as a result of industry restructuring ($24 million) and higher amortization associated with the reclassified nuclear plant balances ($14 million), partially offset by the amortization in 1999 of the gain on the sale of the fossil plants ($12 million).

Taxes Other Than Income Taxes
Taxes other than income taxes decreased in 2001 and 2000, primarily due to decreases in local property taxes.

Gain on Sale of Utility Plant
WMECO recorded a gain in 2001 on the sale of its ownership interest in Millstone. A corresponding amount of amortization expense was recorded.

Other Income/(Loss), Net
Other income/(loss), net decreased in 2001, primarily due to higher environmental reserves in 2001, partially offset by the settlement, in 2000, of Millstone-related litigation, net of insurance proceeds ($2 million).

Other income/(loss), net increased in 2000, primarily due to the nuclear-related costs. Nuclear-related costs in 2000 are comprised of a settlement of Millstone 3 joint owner litigation, net of insurance proceeds ($2 million), and a regulatory settlement ($1 million). In comparison, costs in 1999 are comprised of one-time charges related to the return disallowed on Millstone 1 unrecovered plant from March 1998 forward ($11 million), the settlement of Millstone 3 owner litigation, net of insurance proceeds ($5 million), and the disallowed Millstone 1 plant per the Massachusetts restructuring order ($2 million).

Additionally, other income/(loss), net increased in 2000, primarily due to an environmental reserve recorded in 1999 ($3 million) and higher equity in earnings of regional nuclear generating and transmission companies from the Connecticut Yankee Atomic Power Company as a result of a rate settlement ($2 million).

Interest Expense, Net
Interest expense, net decreased in 2001, primarily due to retirement of long-term debt.

Interest expense, net decreased in 2000, primarily due to reacquisitions and retirements of long-term debt, partially offset by an increase in interest charges related to short-term borrowings.

Income Tax Expense
Income tax expense decreased in 2001, primarily due to lower revenues resulting from the sale of Millstone.

Income tax expense increased in 2000, primarily due to higher book taxable income.



-------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

To the Board of Directors
   of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




                                   /s/ ARTHUR ANDERSEN LLP
                                       ARTHUR ANDERSEN LLP


Hartford, Connecticut
January 22, 2002




WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------
For the Years Ended December 31,                          2001        2000        1999
-----------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
Operating Revenues....................................$  478,869   $ 513,678   $ 414,231
                                                      -----------------------------------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power.........  315,903     246,130     151,714
     Other.............................................   66,458      75,940     101,842
  Maintenance..........................................   19,635      33,111      47,586
  Depreciation.........................................   13,818      17,693      27,771
  Amortization of regulatory assets, net...............  131,876      47,775      26,488
  Taxes other than income taxes........................   13,065      17,759      20,677
  Gain on sale of utility plant........................ (119,775)        -       (22,437)
                                                      -----------------------------------
        Total operating expenses.......................  440,980     438,408     353,641
                                                      -----------------------------------
Operating Income.......................................   37,889      75,270      60,590
Other (Loss)/Income, Net...............................   (1,050)        685     (21,246)
                                                      -----------------------------------
Income Before Interest and Income Tax Expense..........   36,839      75,955      39,344
                                                      -----------------------------------
Interest Expense:
  Interest on long-term debt...........................    5,325      14,051      24,255
  Interest on rate reduction bonds.....................    6,251        -           -
  Other interest.......................................    3,735      11,491       3,259
                                                      -----------------------------------
     Interest expense, net.............................   15,311      25,542      27,514
                                                      -----------------------------------
Income Before Income Tax Expense.......................   21,528      50,413      11,830
Income Tax Expense.....................................    6,560      15,145       8,943
                                                      -----------------------------------
Net Income............................................$   14,968   $  35,268   $   2,887
                                                      ===================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income........................................... $   14,968   $  35,268   $   2,887
                                                      -----------  ----------  ----------
Other comprehensive (loss)/income, net of tax:
  Unrealized (losses)/gains on securities............       (123)         22          10
                                                      -----------  ----------  ----------
Comprehensive Income................................. $   14,845   $  35,290   $   2,897
                                                      ===================================

The accompanying notes are an integral part of these financial statements.




WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------
At December 31,                                                2001          2000
-------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash ..................................................    $    599      $      985
  Receivables, less accumulated provision for
   uncollectible accounts of $2,028 in 2001 and
   $1,886 in 2000.........................................     43,761          36,364
  Accounts receivable from affiliated companies...........      2,208          16,146
  Unbilled revenues.......................................     12,746          21,222
  Fuel, materials and supplies, at average cost...........      1,457           1,606
  Prepayments and other...................................      1,544           4,817
                                                             --------      ----------
                                                               62,315          81,140
                                                             --------      ----------
Property, Plant and Equipment:
  Electric utility........................................    564,857       1,112,405
     Less:  Accumulated provision for depreciation........    186,784         792,923
                                                             --------      ----------
                                                              378,073         319,482
  Construction work in progress...........................     18,326          22,813
  Nuclear fuel, net.......................................       -             18,296
                                                             --------      ----------
                                                              396,399         360,591
                                                             --------      ----------

Deferred Debits and Other Assets:
  Regulatory assets.......................................    320,222         392,247
  Prepaid pension.........................................     54,226          45,473
  Nuclear decommissioning trusts, at market...............       -            144,921
  Other ..................................................     19,500          23,446
                                                             --------      ----------
                                                              393,948         606,087
                                                             --------      ----------

Total Assets.............................................    $852,662      $1,047,818
                                                             ========      ==========

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------
At December 31,                                                 2001           2000
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks................................     $ 50,000     $  110,000
  Notes payable to affiliated company...................        9,200            600
  Long-term debt and preferred stock - current portion..         -            61,500
  Accounts payable......................................       34,970         25,298
  Accounts payable to affiliated companies..............        2,982          8,611
  Accrued taxes.........................................        3,691          8,471
  Accrued interest......................................        2,201          4,703
  Other.................................................       10,214         34,592
                                                             --------     ----------
                                                              113,258        253,775
                                                             --------     ----------

Rate Reduction Bonds....................................      152,317           -
                                                             --------     ----------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes.....................      229,893        224,711
  Accumulated deferred investment tax credits...........        3,998         17,580
  Decommissioning obligation - Millstone 1..............         -           136,130
  Deferred contractual obligations......................       37,357         42,519
  Other.................................................       64,222         26,782
                                                             --------     ----------
                                                              335,470        447,722
                                                             --------     ----------
Capitalization:
  Long-Term Debt........................................      101,170        139,425
                                                             --------     ----------
  Preferred Stock.......................................         -            35,000
                                                             --------     ----------
  Common Stockholder's Equity:
    Common stock, $25 par value - authorized
     1,072,471 shares; 509,696 shares outstanding
     in 2001 and 590,093 shares outstanding in 2000.....       12,742         14,752
    Capital surplus, paid in............................       82,224         94,010
    Retained earnings...................................       55,422         62,952
    Accumulated other comprehensive income..............           59            182
                                                             --------     ----------
  Common Stockholder's Equity...........................      150,447        171,896
                                                             --------     ----------
Total Capitalization....................................      251,617        346,321
                                                             --------     ----------

Commitments and Contingencies (Note 10)

Total Liabilities and Capitalization....................     $852,662     $1,047,818
                                                             ========     ==========

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital                     Other
                                           Common      Surplus,    Retained    Comprehensive     Total
                                            Stock      Paid In     Earnings    Income/(Loss)      (a)
-----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Balance at January 1, 1999.............   $26,812     $151,431      $46,003        $ 150        $224,396

  Net income for 1999..................                               2,887                        2,887
  Cash dividends on preferred stock....                              (3,298)                      (3,298)
  Capital stock expenses, net..........                    260                                       260
  Allocation of benefits - ESOP (b)....                              (6,880)                      (6,880)
  Capital contribution from
    Northeast Utilities................                 20,000                                    20,000
  Other comprehensive income...........                                               10              10
                                          -------     --------     --------        -----        --------
Balance at December 31, 1999...........    26,812      171,691       38,712          160         237,375

  Net income for 2000..................                              35,268                       35,268
  Cash dividends on preferred stock....                              (2,798)                      (2,798)
  Cash dividends on common stock.......                             (12,002)                     (12,002)
  Repurchase of common stock...........   (12,060)     (77,940)                                  (90,000)
  Capital stock expenses, net..........                    259                                       259
  Allocation of benefits - ESOP (b)....                               3,772                        3,772
  Other comprehensive income...........                                               22              22
                                          -------     --------     --------        -----        --------
Balance at December 31, 2000...........    14,752       94,010       62,952          182         171,896

  Net income for 2001..................                              14,968                       14,968
  Cash dividends on preferred stock....                                (404)                        (404)
  Cash dividends on common stock.......                             (22,000)                     (22,000)
  Repurchase of common stock...........    (2,010)     (12,990)                                  (15,000)
  Capital stock expenses, net..........                  1,204                                     1,204
  Allocation of benefits - ESOP (b)....                                 (94)                         (94)
  Other comprehensive loss.............                                             (123)           (123)
                                          -------     --------     --------        -----        --------
Balance at December 31, 2001...........   $12,742     $ 82,224     $ 55,422        $  59        $150,447
                                          =======     ========     ========        =====        ========

(a) The company has no dividend restrictions. However, the company has two tests it must meet before it can pay out any dividends. The most restrictive of which limits the company to paying out no greater than $55.4 million of equity at December 31, 2001.

(b) In June 1999, WMECO paid NU parent $6.9 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to WMECO. The amount in 2000 represents the remaining previously unallocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                             2001         2000        1999
---------------------------------------------------------------------------------------------------------------
                                                                                 (Thousands of Dollars)
Operating Activities:
  Net income........................................................      $  14,968    $  35,268    $   2,887
  Adjustments to reconcile to net cash flows
   provided by operating activities:
    Depreciation....................................................         13,818       17,693       27,771
    Deferred income taxes and investment tax credits, net...........          5,281      (11,549)      (6,544)
    Net amortization of recoverable energy costs....................          3,179        9,386         -
    Amortization of regulatory assets, net..........................        131,876       47,775       26,488
    Gain on sale of utility plant...................................       (119,775)        -         (22,437)
    Net other (uses)/sources of cash................................         (2,052)     (22,254)       6,759
  Changes in working capital:
    Receivables and unbilled revenues, net..........................         15,017      (24,637)     (22,180)
    Fuel, materials and supplies....................................            149        1,491        1,956
    Accounts payable................................................          4,043       17,727      (14,636)
    Accrued taxes...................................................         (4,780)       7,882         (675)
    Other working capital (excludes cash)...........................          3,204       (7,321)      22,368
                                                                          ---------    ---------    ---------
Net cash flows provided by operating activities.....................         64,928       71,461       21,757
                                                                          ---------    ---------    ---------
Investing Activities:
  Investments in regulated plant:
    Electric utility plant..........................................        (30,921)     (27,267)     (30,192)
    Nuclear fuel....................................................           (140)      (7,848)      (5,817)
                                                                          ---------    ---------    ---------
  Net cash flows used for investments in regulated plant............        (31,061)     (35,115)     (36,009)
  Investments in nuclear decommissioning trusts.....................        (23,037)      (3,437)     (11,387)
  Other investment activities, net..................................            817        3,589        1,807
  Net proceeds from the sale of utility plant.......................        175,154      185,787       48,524
  Capital contributions from Northeast Utilities....................           -            -          20,000
  Buyout of IPP contracts...........................................        (80,000)        -         (19,700)
                                                                          ---------    ---------    ---------
Net cash flows provided by investing activities.....................         41,873      150,824        3,235
                                                                          ---------    ---------    ---------
Financing Activities:
  Repurchase of common stock........................................        (15,000)     (90,000)        -
  Issuance of rate reduction bonds..................................        155,000         -            -
  Retirement of rate reduction bonds................................         (2,683)        -            -
  Net (decrease)/increase in short-term debt........................        (51,400)     (21,800)      81,500
  Reacquisitions and retirements of long-term debt..................       (100,000)     (94,150)    (100,850)
  Reacquisitions and retirements of preferred stock.................        (36,500)      (1,500)      (1,500)
  Retirement of capital lease obligation............................        (34,200)        -            -
  Cash dividends on preferred stock.................................           (404)      (2,798)      (3,298)
  Cash dividends on common stock....................................        (22,000)     (12,002)        -
                                                                          ---------    ---------    ---------
Net cash flows used in financing activities.........................       (107,187)    (222,250)     (24,148)
                                                                          ---------    ---------    ---------
Net (decrease)/increase in cash.....................................           (386)          35          844
Cash - beginning of year............................................            985          950          106
                                                                          ---------    ---------    ---------
Cash - end of year..................................................      $     599    $     985    $     950
                                                                          =========    =========    =========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized.........................           $  17,939    $  26,055    $  30,958
                                                                          =========    =========    =========

  Income taxes.................................................           $   6,314    $  18,554    $  (6,296)
                                                                          =========    =========    =========
Increase in obligations:
  Niantic Bay Fuel Trust........................................          $     411     $  1,532    $   1,112
                                                                          =========    =========    =========

The accompanying notes are an integral part of these financial statements.



-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.  About Western Massachusetts Electric Company
        Western Massachusetts Electric Company (WMECO or the company) along with The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), North Atlantic Energy Corporation
        (NAEC), Holyoke Water Power Company (HWP), and Yankee Energy System, Inc. (Yankee) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system furnishes franchised retail electric service in western Massachusetts, Connecticut and New Hampshire through WMECO, CL&P and PSNH. NAEC sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). HWP also is engaged in the production of electric power. Yankee, the parent company of Yankee Gas Services Company (Yankee Gas), is Connecticut's largest natural gas distribution system.

        NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including WMECO, is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. WMECO is subject to further regulation for rates, accounting and other matters by the FERC and the Massachusetts Department of Telecommunications and Energy (DTE).

        Several wholly owned subsidiaries of NU provide support services for the NU system companies, including WMECO, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies, including WMECO. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. In addition, WMECO has established a special purpose subsidiary whose operations are solely related to the issuance of rate reduction certificates.

    B.  Presentation
        The consolidated financial statements of WMECO include the accounts of its subsidiary. Intercompany transactions have been eliminated in consolidation.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

        All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies and the DTE.

   C.   New Accounting Standards
        Asset Retirement Obligations: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for WMECO's 2003 calendar year. Upon adoption of SFAS No. 143, there may be an impact on WMECO's consolidated financial statements which management has not estimated at this time.

        Long-Lived Assets: In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement modifies financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for WMECO's 2002 calendar year. Currently, management does not expect the adoption of SFAS No. 144 to have a material impact on WMECO's consolidated financial statements.

    D.  Investments and Jointly Owned Electric Utility Plant
        Regional Nuclear Generating Companies: WMECO owns common stock in four regional nuclear companies (Yankee Companies). WMECO's ownership interests in the Yankee Companies at December 31, 2001 and 2000, which are accounted for on the equity method due to WMECO's ability to exercise significant influence over their operating and financial policies are 9.5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company
        (YAEC), 3 percent of the Maine Yankee Atomic Power Company (MYAPC), and 2.5 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC). WMECO's total equity investment in the Yankee Companies at December 31, 2001 and 2000, is $9.3 million and $11.1 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 2001.

        Plant-in-service and the accumulated provision for depreciation for WMECO's share of Millstone 2 and 3 are as follows:

        -----------------------------------------------------------------------
        At December 31,                                    2001        2000
        -----------------------------------------------------------------------
                                                         (Millions of Dollars)
        Plant-in-service:
        Millstone 2..................................    $   -      $  182.3
        Millstone 3..................................        -         382.7
        Accumulated provision for depreciation:
        Millstone 2..................................    $   -      $  174.5
        Millstone 3..................................        -         357.3
        -----------------------------------------------------------------------

    E.  Depreciation
        The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to the average plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 2.3 percent in 2001, 2.2 percent in 2000 and 2.3 percent in 1999.

        As a result of discontinuing the application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," for WMECO's generation business in 1999, the company recorded a charge to accumulated depreciation for the nuclear plant in excess of the estimated fair market value at the time in the amount of $330 million and a corresponding regulatory asset was created.

    F.  Revenues
        Revenues are based on authorized rates applied to each customer's use of energy. In general, rates can be changed only through a formal proceeding before the DTE. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements.

        At the end of each accounting period, WMECO accrues a revenue estimate for the amount of energy delivered but unbilled.

    G.  Regulatory Accounting and Assets
        The accounting policies of WMECO conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71.

        WMECO's transmission and distribution business continues to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 continues to be appropriate. Management also believes it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets. Stranded costs for WMECO will be recovered through a transition charge over a 12-year period.

        In addition, the regulatory assets in the following table are earning a return. The components of WMECO's regulatory assets are as follows:

        -----------------------------------------------------------------------
        At December 31,                                 2001           2000
        -----------------------------------------------------------------------
                                                       (Millions of Dollars)

        Recoverable nuclear costs.................... $  38.5         $257.7
        Securitized regulatory assets................   149.6             -
        Income taxes, net............................    57.3           50.3
        Unrecovered contractual obligations..........    37.4           42.5
        Recoverable energy costs, net................     3.8            6.9
        Other........................................    33.6           34.8
        -----------------------------------------------------------------------
        Totals.......................................  $320.2         $392.2
        -----------------------------------------------------------------------

        As a result of discontinuing the application of SFAS No. 71 for WMECO's generation business, the company had an unamortized balance ($250.5 million and $286.9 million), included in recoverable nuclear costs at December 31, 2001 and 2000, respectively. These amounts were the result of reclassified nuclear plant in excess of its estimated fair market value from plant to regulatory assets, which took place in 1999. This balance is offset by the unamortized balance of the deferred credit on the transfer of assets, in March 2000, to Northeast Generation Company (NGC) of approximately $127.5 million. Since the transfer occurred between WMECO and NGC, two affiliates, the deferred credit is eliminated in consolidation. In March 2001, WMECO sold its ownership interest in the Millstone units. The gain on this sale in the amount of approximately $119.8 million was used to offset recoverable nuclear costs, resulting in an unamortized balance of $3.3 million, after the current year's amortization expense. Also included in that regulatory asset component for 2001 and 2000 are $35.2 million and $104.9 million, respectively, which includes Millstone 1 recoverable nuclear costs relating to the recoverable portion of the undepreciated plant and related assets ($35.2 million and $39.6 million, respectively) and the decommissioning and closure obligation ($65.3 million in 2000).

        WMECO issued rate reduction certificates in the amount of $155 million in May of 2001 and $99.7 million of those proceeds were related to the buyout of contracts with independent power producers. The payments to buyout or buydown these contracts were recorded as securitized regulatory assets.

        WMECO, under the terms of contracts with the Yankee Companies, is responsible for its proportionate share of the remaining costs of the units, including decommissioning. These amounts are recorded as unrecovered contractual obligations. A portion of these obligations was securitized in 2001 and is included in securitized regulatory assets.

        WMECO, under the Energy Policy Act of 1992 (Energy Act), is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. WMECO is currently recovering these costs through rates. As of December 31, 2001 and 2000, WMECO's total D&D Assessment deferrals were $5.5 million and $8.6 million, respectively, and have been recorded as recoverable energy costs, net.

    H.  Income Taxes
        The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the applicable regulatory commissions.

        The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation including the impact of the sale of the Millstone units, is as follows:

        -----------------------------------------------------------------------
        At December 31,                                     2001       2000
        -----------------------------------------------------------------------
                                                        (Millions of Dollars)
        Accelerated depreciation and
          other plant-related differences..............    $107.5     $113.5
        Regulatory assets:
          Nuclear stranded investment..................      52.3       80.2
          Securitized contract termination
            costs and other............................      38.4         -
          Income tax gross-up..........................      19.0       19.5
        Other..........................................      12.7       11.5
        -----------------------------------------------------------------------
        Totals.........................................    $229.9     $224.7
        -----------------------------------------------------------------------

    I.  Other (Loss)/Income, Net
        The components of WMECO's other (loss)/income, net items are as follows:

        -----------------------------------------------------------------------
                                              For the Years Ended December 31,
        -----------------------------------------------------------------------
                                              2001           2000        1999
        -----------------------------------------------------------------------
                                                   (Millions of Dollars)
        Other nuclear-related costs......... $  -          $(2.8)      $(18.0)
        Other, net..........................  (1.0)          3.5         (3.2)
        -----------------------------------------------------------------------
        Totals.............................. $(1.0)        $ 0.7       $(21.2)
        -----------------------------------------------------------------------

2.  SHORT-TERM DEBT
    Limits: The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by the respective state regulators. Currently, SEC authorization allows WMECO to incur total short-term borrowings up to a maximum of $250 million.

    Credit Agreement: On November 16, 2001, WMECO, CL&P, PSNH, and Yankee Gas entered into a 364-day unsecured revolving credit facility for $350 million. This facility replaced a $250 million facility for CL&P and WMECO which expired on November 16, 2001. WMECO may draw up to $100 million, subject to the maximum facility limit of $350 million. Unless extended, the credit facility will expire on November 15, 2002. At December 31, 2001 and 2000, there were $50 million and $110 million, respectively, in borrowings under these facilities.

    Under the aforementioned credit agreement, WMECO may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rates on WMECO's notes payable to banks outstanding on December 31, 2001 and 2000, was 2.98 percent and
    8.05 percent, respectively.

    This credit agreement provides that WMECO must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, consolidated debt ratios and interest coverage ratios. WMECO currently is and expects to remain in compliance with these covenants.

    Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2001 and 2000, WMECO had $9.2 million and $0.6 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 2001 and 2000, was 1.5 percent and 5.4 percent, respectively.

3.  LEASES
    WMECO has entered into lease agreements for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

    Capital lease rental payments charged to operating expense were $1.9 million in 2001, $9.6 million in 2000, and $2.6 million in 1999. Interest included in capital lease rental payments was $0.7 million in 2001, $2.8 million in 2000, and $3.1 million in 1999. Operating lease rental payments charged to expense were $2.5 million in 2001, $3.2 million in 2000, and $4.8 million in 1999.

    Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term operating noncancelable leases, as of December 31, 2001, are as follows:

    ---------------------------------------------------------------------------
    Year                                                Operating Leases
    ---------------------------------------------------------------------------
                                                     (Millions of Dollars)

    2002......................................              $ 3.5
    2003......................................                3.2
    2004......................................                3.0
    2005......................................                2.9
    2006......................................                2.6
    After 2006................................               11.4
    ---------------------------------------------------------------------------
    Future minimum lease payments.............              $26.6
    ---------------------------------------------------------------------------

4.  PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock not subject to mandatory redemption are as follows:

    ---------------------------------------------------------------------------
                          December 31,        Shares
                             2001          Outstanding         December 31,
                          Redemption       December 31,    --------------------
    Description              Price             2001        2001          2000
    ---------------------------------------------------------------------------
                                                          (Millions of Dollars)

    7.72% Series B
     of 1971               $  -                  -           -           $20.0
    ---------------------------------------------------------------------------

5.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock subject to mandatory redemption are as follows:

    ---------------------------------------------------------------------------
                          December 31,        Shares
                             2001          Outstanding         December 31,
                          Redemption       December 31,    --------------------
    Description              Price             2001        2001          2000
    ---------------------------------------------------------------------------
                                                          (Millions of Dollars)

    7.60% Series of 1987    $   -                -         $  -          $16.5

    Less preferred stock
      to be redeemed
      within one year           -                -            -            1.5
    ---------------------------------------------------------------------------
    Totals..............................................   $  -          $15.0
    ---------------------------------------------------------------------------

6.  LONG-TERM DEBT
    Details of long-term debt outstanding are as follows:

    ---------------------------------------------------------------------------
    At December 31,                                         2001        2000
    ---------------------------------------------------------------------------
                                                          (Millions of Dollars)
    First Mortgage Bonds:
    7 3/8% Series B, due 2001........................... $   -         $ 60.0
    7 3/4% Series V, due 2002...........................     -           40.0
                                                         ------        ------
                                                             -          100.0
    Pollution Control Notes:
     Tax Exempt 1993 Series A, 5.85% due 2028..........    53.8          53.8
    Fees and interest due for spent nuclear
     fuel disposal costs...............................    47.4          45.6
    Less amounts due within one year...................      -           60.0
    ---------------------------------------------------------------------------
    Long-term debt, net................................  $101.2        $139.4
    ---------------------------------------------------------------------------

    Essentially all utility plant of WMECO is subject to the liens of the company's first mortgage bond indenture.

    WMECO has secured $53.8 million of pollution control notes with second mortgage liens on transmission assets, junior to the liens of its first mortgage bond indentures.

7.  INCOME TAX EXPENSE
    The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,            2001        2000       1999
    ---------------------------------------------------------------------------
                                                    (Millions of Dollars)
    Current income taxes:
      Federal.............................     $ 0.3       $15.8      $13.5
      State...............................       1.0        10.9        2.0
                                               -----       -----      -----
        Total current.....................       1.3        26.7       15.5
                                               -----       -----      -----
    Deferred income taxes, net:
      Federal.............................       5.3        (0.8)      (3.5)
      State...............................       0.6        (8.6)      (0.9)
                                               -----       -----      -----
        Total deferred....................       5.9        (9.4)      (4.4)
                                               -----       -----      -----
    Investment tax credits, net...........      (0.6)       (2.1)      (2.2)
    ---------------------------------------------------------------------------
    Total income tax expense..............     $ 6.6       $15.2      $ 8.9
    ---------------------------------------------------------------------------

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,            2001        2000       1999
    ---------------------------------------------------------------------------
                                                    (Millions of Dollars)
    Depreciation, leased nuclear
      fuel, settlement credits, and
      disposal costs.....................      $(0.6)      $ 0.9      $(2.3)
    Regulatory deferral..................       (3.7)      (16.4)      (1.4)
    Regulatory disallowance..............         -           -        (4.2)
    Pension accruals.....................        1.0         5.9        4.2
    Sale of generation assets............      (30.5)         -          -
    Securitized contract
      termination costs and other........       38.4          -          -
    Other................................        1.3         0.2       (0.7)
    ---------------------------------------------------------------------------
    Deferred income taxes, net...........      $ 5.9       $(9.4)     $(4.4)
    ---------------------------------------------------------------------------

    A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,            2001        2000       1999
    ---------------------------------------------------------------------------
                                                    (Millions of Dollars)

    Expected federal income tax..........      $ 7.5       $17.6      $ 4.1
    Tax effect of differences:
      Depreciation.......................         -         (1.2)       0.2
      Amortization of regulatory assets..        1.2         1.3        6.2
      Investment tax credit amortization.       (0.6)       (2.1)      (2.2)
      State income taxes, net of
        federal benefit..................        1.1         1.5        0.7
      Dividends received deduction.......       (0.6)       (1.7)      (0.4)
      Other, net.........................       (2.0)       (0.2)       0.3
    ---------------------------------------------------------------------------
    Total income tax expense.............      $ 6.6       $15.2      $ 8.9
    ---------------------------------------------------------------------------

8.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
    The NU system companies, including WMECO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. WMECO's portion of the NU system's total pension credit, part of which was credited to utility plant, was $13.9 million in 2001, $19 million in 2000 and $10.8 million in 1999.

    Currently, WMECO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

    The NU system companies, including WMECO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from WMECO who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. WMECO annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

    Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

    The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

    -------------------------------------------------------------------------------
                                                     At December 31,
    -------------------------------------------------------------------------------
                                                                 Postretirement
                                        Pension Benefits             Benefits
    -------------------------------------------------------------------------------
    (Millions of Dollars)               2001       2000         2001        2000
    -------------------------------------------------------------------------------
    Change in benefit obligation
    Benefit obligation
      at beginning of year...........  $(121.1)  $ (118.1)     $(29.3)     $(29.5)
    Service cost.....................     (1.9)      (2.2)       (0.4)       (0.4)
    Interest cost....................     (8.5)      (8.9)       (2.4)       (2.2)
    Transfers........................      4.9        0.5          -           -
    Actuarial loss...................     (3.0)      (3.0)       (7.0)       (0.5)
    Benefits paid....................      8.7        8.2         3.6         2.6
    Settlements and other............     (0.4)       2.4          -          0.7
    -------------------------------------------------------------------------------
    Benefit obligation
      at end of year.................  $(121.3)   $(121.1)     $(35.5)     $(29.3)
    -------------------------------------------------------------------------------
    Change in plan assets
    Fair value of plan assets
      at beginning of year...........  $ 214.3    $ 223.9      $ 17.3      $ 16.6
    Actual return on plan assets.....     (9.5)      (0.9)       (1.6)        0.8
    Employer contribution............       -          -          2.6         2.5
    Benefits paid....................     (8.7)      (8.2)       (3.6)       (2.6)
    Transfers........................     (4.9)      (0.5)         -           -
    -------------------------------------------------------------------------------
    Fair value of plan assets
      at end of year.................  $ 191.2    $ 214.3      $ 14.7      $ 17.3
    -------------------------------------------------------------------------------
    Funded status
      at December 31.................  $  69.9    $  93.2      $(20.8)     $(12.0)
    Unrecognized transition
      (asset)/obligation.............     (0.7)      (0.9)       17.4        19.1
    Unrecognized prior service cost..      6.0        6.6          -           -
    Unrecognized net (gain)/loss.....    (21.0)     (53.4)        3.8        (6.6)
    -------------------------------------------------------------------------------
    Prepaid benefit cost.............  $  54.2    $  45.5      $  0.4      $  0.5
    -------------------------------------------------------------------------------

    The following actuarial assumptions were used in calculating the plans' year end funded status:

    --------------------------------------------------------------------------
                                                  At December 31,
    --------------------------------------------------------------------------
                                                             Postretirement
                                       Pension Benefits         Benefits
    --------------------------------------------------------------------------
                                        2001     2000         2001     2000
    --------------------------------------------------------------------------
    Discount rate..................     7.25%   7.50%         7.25%    7.50%
    Compensation/progression rate..     4.25    4.50           4.25    4.50
    Health care cost
      trend rate (a)...............     N/A     N/A           11.00    5.26
    --------------------------------------------------------------------------

    (a) The annual per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

    The components of net periodic benefit (credit)/cost are:

    ----------------------------------------------------------------------------------------
                                         For the Years Ended December 31,
    ----------------------------------------------------------------------------------------
                                           Pension Benefits         Postretirement Benefits
    ----------------------------------------------------------------------------------------
    (Millions of Dollars)              2001     2000      1999      2001     2000     1999
    ----------------------------------------------------------------------------------------
    Service cost................       $ 1.9    $  2.2    $  2.4    $ 0.4    $ 0.4    $ 0.5
    Interest cost...............         8.5       8.9       8.5      2.4      2.2      2.1
    Expected return on
      plan assets...............       (20.0)    (19.0)    (16.9)    (1.4)    (1.3)    (1.0)
    Amortization of
      unrecognized
      net transition
      (asset)/obligation.........       (0.2)     (0.2)     (0.2)     1.6      1.6      1.6
    Amortization of prior
      service cost...............        0.6       0.6       0.6       -        -        -
    Amortization of
      actuarial gain.............       (4.4)     (4.9)     (3.4)      -        -        -
    Other amortization, net......         -         -         -      (0.4)    (0.4)    (0.3)
    Settlements and other........       (0.3)     (6.6)     (1.8)      -        -        -
    ----------------------------------------------------------------------------------------
    Net periodic benefit
     (credit)/cost...............     $(13.9)   $(19.0)   $(10.8)   $ 2.6    $ 2.5    $ 2.9
    ----------------------------------------------------------------------------------------

    For calculating pension and postretirement benefit costs, the following assumptions were used:

    ---------------------------------------------------------------------------
                                        For the Years Ended December 31,
    ---------------------------------------------------------------------------
                                                            Postretirement
                                    Pension Benefits           Benefits
    ---------------------------------------------------------------------------
                                 2001    2000    1999    2001    2000    1999
    ---------------------------------------------------------------------------
    Discount rate.............   7.50%   7.75%   7.00%   7.50%   7.75%   7.00%
    Expected long-term
      rate of return..........   9.50    9.50    9.50    N/A     N/A     N/A
    Compensation/
      progression rate........   4.50    4.75    4.25    4.50    4.75    4.25
    Long-term rate
      of return -
        Health assets,
          net of tax..........   N/A     N/A     N/A     7.50    7.50    7.50
        Life assets...........   N/A     N/A     N/A     9.50    9.50    9.50
    ---------------------------------------------------------------------------

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

    ---------------------------------------------------------------------------
                                         One Percentage      One Percentage
    (Millions of Dollars)                Point Increase      Point Decrease
    ---------------------------------------------------------------------------
    Effect on total service and
      interest cost components......           $0.1              $(0.1)
    Effect on postretirement
      benefit obligation............           $1.5              $(1.3)
    ---------------------------------------------------------------------------

    The trust holding the health plan assets is subject to federal income taxes.

9.  NUCLEAR GENERATION ASSETS DIVESTITURE
    On March 31, 2001, WMECO and CL&P consummated the sale of Millstone 1 and 2 to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc. (DNCI). WMECO, CL&P and PSNH sold their ownership interests in Millstone 3 to DNCI. This sale included all of the respective joint ownership interests of CL&P, PSNH and WMECO in Millstone
    3. WMECO received approximately $175 million of cash proceeds from the sale and applied the proceeds to taxes and reductions of debt and equity. As part of the sale, DNCI assumed responsibility for decommissioning the three Millstone units.

    In connection with the sale, WMECO recorded a gain in the amount of approximately $119.8 million which was used to offset stranded costs.

10. COMMITMENTS AND CONTINGENCIES

    A.  Restructuring
        During the first quarter of 2000, WMECO filed its first annual stranded cost reconciliation filing covering the period March 1, 1998 through December 31, 1999. The hearing and briefing processes related to this filing were completed during the second quarter of 2001. A DTE decision is expected in the first half of 2002. On March 30, 2001, WMECO also filed its second annual stranded cost reconciliation with the DTE for calendar year 2000 with the related review and hearing processes anticipated to be scheduled for the first half of 2002. The cumulative deferral of unrecovered stranded costs, as filed through calendar year 2000, is approximately $4 million. Management believes these costs are fully recoverable.

        WMECO is in the process of finalizing its 2001 annual transition cost reconciliation which is expected to be filed with the DTE on March 29, 2002. This filing reconciles the recovery of stranded generation costs for calendar year 2001. Also included in this filing are the sales proceeds from WMECO's portion of Millstone, the impact of securitization and an approximate $13 million benefit to ratepayers from WMECO's nuclear performance-based ratemaking process. The inclusion of these items as part of the reconciliation filing allows WMECO to accelerate the recovery of total stranded generation assets. Management anticipates a formal hearing in 2002 regarding this filing after a period of data discovery by the DTE and other intervenors.

    B.  Environmental Matters
        The NU system, including WMECO, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment. As such, the NU system, including WMECO, has active environmental auditing and training programs and believes it is substantially in compliance with the current laws and regulations.

        However, the normal course of operations may involve activities and substances that expose WMECO to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on WMECO's consolidated financial statements.

        Based upon currently available information for the estimated remediation costs as of December 31, 2001 and 2000, the liability recorded by WMECO for its estimated environmental remediation costs amounted to $5.3 million and $4.6 million, respectively.

    C.  Spent Nuclear Fuel Disposal Costs
        Under the Nuclear Waste Policy Act of 1982, WMECO must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate. As of December 31, 2001 and 2000, fees due to the DOE for the disposal of Prior Period Fuel were $47.4 million and $45.6 million, respectively, including interest costs of $31.8 million and $30 million, respectively.

        Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. WMECO remains responsible for fees to be paid for fuel burned until the divestiture of the Millstone nuclear units.

    D.  Nuclear Insurance Contingencies
        Insurance policies covering WMECO's ownership share of the NU system's nuclear facilities have been purchased for the primary cost of repair, replacement or decontamination of utility property, certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property.

        WMECO is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments with respect to losses arising during the current policy year for the primary property insurance program and the excess property damage policies are $0.2 million and $0.3 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate amount of $200 million on an industry basis for coverage of worker claims.

        Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including WMECO, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system, including WMECO, would be subject to an additional 5 percent, or $4.2 million, liability, in proportion to its ownership interests in each of its nuclear units. Through purchased-power contracts with VYNPC, WMECO would be responsible for an assessment of $2.2 million per incident, of which payments would be limited to $0.3 million per year.

        WMECO expects to terminate its nuclear insurance upon the divestiture of its remaining nuclear units.

    E.  Long-Term Contractual Arrangements
        Yankee Companies: Under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses. WMECO's cost of purchases under its contract with VYNPC amounted to $4.1 million in 2001, $4 million in 2000 and $4.7 million in 1999. VYNPC is in the process of selling its nuclear unit. Upon completion of the sale, it is expected that these long-term contracts will be replaced with different contracts with the new buyer.

        Energy Procurement Contracts: WMECO has entered into various arrangements for the purchase of capacity and energy. WMECO's total cost of purchases under these arrangements amounted to $14.5 million in 2001, $28.5 million in 2000 and $28.2 million in 1999.

        Hydro-Quebec: Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

        Estimated Annual Costs: The estimated annual costs of WMECO's significant long-term contractual arrangements, absent the effects of any contract terminations, buydowns or buyouts, or sales of generation assets are as follows:

        ---------------------------------------------------------------------
                             2002    2003    2004     2005    2006    Totals
        ---------------------------------------------------------------------
                                          (Millions of Dollars)

        VYNPC...........    $ 4.8   $ 4.6   $ 5.2     $ 5.3   $ 4.8    $24.7
        Energy
          Procurement
          Contracts.....      2.8     2.8     2.8       2.8     2.8     14.0
        Hydro-Quebec....      3.1     3.0     2.9       2.8     2.5     14.3
        ---------------------------------------------------------------------
        Totals..........    $10.7   $10.4   $10.9     $10.9   $10.1    $53.0
        ---------------------------------------------------------------------

11. NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. WMECO's ownership share of estimated costs, in year end 2001 dollars, of decommissioning this unit was $11.8 million. In August 2001, VYNPC agreed to sell its nuclear generating unit for $180 million, including $35 million for nuclear fuel, to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service and agreed to provide the current level of output from the unit through 2012. The sale is subject to the approval of the Vermont Public Service Board, the Nuclear Regulatory Commission, the FERC and other regulatory authorities. The closing on the sale is expected to be in the first half of 2002.

    As of December 31, 2001 and 2000, WMECO's remaining estimated obligations, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $37.4 million and $42.5 million, respectively.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Nuclear Decommissioning Trusts: WMECO's portion of the investments held in the NU system companies' nuclear decommissioning trusts were transferred to DNCI in conjunction with the sale of the Millstone units to DNCI in March 2001. These investments were marked-to-market by a positive $32.3 million as of December 31, 2000, with corresponding offsets to the accumulated provision for depreciation.

    Preferred Stock and Long-Term Debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of WMECO's financial instruments and the estimated fair values are as follows:

    --------------------------------------------------------------------------
                                                    At December 31, 2001
    --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
    --------------------------------------------------------------------------
    Long-term debt -
      Other long-term debt.....................    $101.2          $101.0
    Rate reduction bonds.......................     152.3           154.1
    --------------------------------------------------------------------------

    --------------------------------------------------------------------------
                                                    At December 31, 2000
    --------------------------------------------------------------------------
                                                   Carrying         Fair
    (Millions of Dollars)                           Amount          Value
    --------------------------------------------------------------------------
    Preferred stock not subject
      to mandatory redemption..................    $ 20.0         $ 20.2
    Preferred stock subject to
      mandatory redemption.....................      16.5           16.5
    Long-term debt -
       First mortgage bonds.....................    100.0          100.3
       Other long-term debt.....................     99.4           93.7
    -------------------------------------------------------------------------

13. OTHER COMPREHENSIVE INCOME
    The accumulated balance for each other comprehensive income item is as follows:

    --------------------------------------------------------------------------
                                                    Current
                                    December 31,     Period     December 31,
    (Millions of Dollars)               2000         Change         2001
    --------------------------------------------------------------------------
    Unrealized gains
      on securities................     $0.2         $(0.1)         $0.1
    --------------------------------------------------------------------------
    Accumulated other
      comprehensive income/(loss)..     $0.2         $(0.1)         $0.1
    --------------------------------------------------------------------------

    --------------------------------------------------------------------------
                                                    Current
                                    December 31,     Period     December 31,
    (Millions of Dollars)               1999         Change         2000
    --------------------------------------------------------------------------
    Unrealized gains
      on securities................     $0.2         $ -            $0.2
    --------------------------------------------------------------------------
    Accumulated other
      comprehensive income.........     $0.2         $ -            $0.2
    --------------------------------------------------------------------------

    The changes in the components of other comprehensive income are reported net of the following income tax effects:

    --------------------------------------------------------------------------
    (Millions of Dollars)               2001          2000          1999
    --------------------------------------------------------------------------
    Unrealized gains
      on securities...............      $0.1         $ -            $ -
    --------------------------------------------------------------------------
    Other comprehensive income....      $0.1         $ -            $ -
    --------------------------------------------------------------------------

14. SEGMENT INFORMATION
    The NU system is organized between regulated utilities (electric and gas since March 1, 2000) and competitive energy subsidiaries. WMECO is included in the regulated utilities segment of the NU system and has no other reportable segments.

------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA       2001          2000        1999         1998         1997
------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Operating Revenues..................     $478,869      $513,678    $414,231     $393,322     $426,447

Net Income/(Loss)...................       14,968        35,268       2,887       (9,579)     (27,460)

Cash Dividends on Common Stock......       22,000        12,002        -            -          15,004

Total Assets........................      852,662     1,047,818   1,253,604    1,287,682    1,179,128

Rate Reduction Bonds................      152,317          -           -            -            -

Long-Term Debt (a)..................      101,170       199,425     290,279      389,314      396,649

Preferred Stock Not Subject to
  Mandatory Redemption..............         -           20,000      20,000       20,000       20,000

Preferred Stock Subject to
  Mandatory Redemption (a)..........         -           16,500      18,000       19,500       21,000

Obligations Under
  Capital Leases (a)................          110        26,921      29,972       34,093       32,887



------------------------------------------------------------------------------------------------
CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
------------------------------------------------------------------------------------------------
                                                       Quarter Ended
------------------------------------------------------------------------------------------------
2001                            March 31        June 30        September 30        December 31
------------------------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
Operating Revenues.........    $143,300        $106,866         $120,679            $108,024
                               ========        ========         ========            ========

Operating Income...........    $ 11,876        $  6,406         $ 14,821            $  4,786
                               ========        ========         ========            ========

Net Income.................    $  3,319        $  1,518         $  3,880            $  6,251
                               ========        ========         ========            ========
------------------------------------------------------------------------------------------------
2000
------------------------------------------------------------------------------------------------

Operating Revenues.........    $129,410        $120,090         $130,400            $133,778
                               ========        ========         ========            ========

Operating Income...........    $ 20,244        $ 12,707         $ 20,668            $ 21,651
                               ========        ========         ========            ========

Net Income.................    $ 11,053        $  2,956         $  9,638            $ 11,621
                               ========        ========         ========            ========

(a) Includes portion due within one year.




Western Massachusetts Electric Company and Subsidiary

-------------------------------------------------------------------------------
CONSOLIDATED STATISTICS (Unaudited)
-------------------------------------------------------------------------------

                                         Average
         Gross Electric                   Annual
         Utility Plant                   Use Per
          December 31,       kWh       Residential    Electric
         (Thousands of      Sales        Customer    Customers      Employees
            Dollars)      (Millions)      (kWh)      (Average)     December 31,
-------------------------------------------------------------------------------

2001      $  583,183        4,712         7,476       200,166          405
2000       1,153,514        7,278         7,371       198,372          406
1999       1,216,015        4,654         7,423       198,012          482
1998       1,256,046        4,091         6,979       196,339          533
1997       1,334,233        4,300         7,121       195,324          507